Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

30th November 2006

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA


06018967

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  November 6th, 6th, 7th, 8th, 8th, 9th, 10th, 14th, 15th, 16th, 17th, 20th, 21st, 21st, 24th, 24th, 28th, 28th, 30th, 30th.

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Sarah Anderson
Deputy Company Secretary

Encs.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 November 2006 13:33
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6065L
William Hill PLC
06 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:

A/c 1472368 (145,023); A/c 258227 (235,502); A/c 4239749 (365,155); A/c 4240060 (28,877); A/c 427057 (209,205)

Bank of New York:

(26,461); A/c 210405 (225,534); A/c 221428 (178,932); A/c 367748 (514,204); A/c 392067 (629,630); A/c 768198 (83,896)

Barclays Capital Nominees Limited

(1,121,726); (106,647)

BNP Paribas:

(115,557)

BNY (OCS) Nominees Ltd:

A/c 221476 (98,652)

BOISS NOMINEES LTD

A/c 4224361 (341,610)

BT Globenet Nominees Ltd:

A/c 501577191 (58,235)

Bank of Ireland Nominees Limited

CREST ID. 11X13 (90,000)

Barclays Global Investors Canada

(27,905)

Barclays Trust Co R69

(444)

Barclays Trust Co DMC69 (16,000)

Chase Nominees Ltd:

A/c 16376 (186,310); A/c 16669 (50,354); A/c 19518 (78,255); A/c 19519 (231,607); A/c 19520 (353,671); A/c 20947 (12,464,214); A/c 21359 (346,498); A/c 25772 (188,457); A/c 27793 (21,324); A/c 27797 (31,997); A/c 27800 (247,987); A/c 28270 (333,045); A/c 28467 (48,831); A/c 35950 (185,944)

CIBC Mellon Global Securities:

(88,215)

Citibank:

A/c22350 (167,133); A/c 6010640794 (96,127); A/c 6010782807 (121,285); A/c 601118 (18,634)

Credit Suisse Asset Management

A/c 083587 (32,229)

Deutsche Bank London:

A/c 8002041 (4,035); A/c 8003168 (1,079,838)

Gerrard Nominees Limited

A/c 602133 (1,100); A/C 605804 (600); A/c 608459 (575); A/c 631118 (5,500); A/C 642686 (800); 643975 (1,000); A/C 652198 (8,000); A/c 659442 (550)

Greig Middleton Nominees Limited

A/c GM1 (81,870); A/c GM3 523475DN (100,000)

HSBC:

A/c 813168 (338,127); A/c 845315 (14,501);

Investors Bank and Trust Co:

(10,049,248); (2,054,178);

JP Morgan (BGI Custody):

A/c 16256 (40,989); A/c 16267 (9,526); A/c 16268 (54,326); A/c 16331 (260,876); A/c 16338 (21,549); A/c 16341 (699,323); A/c 16342 (48,616); A/c 16344 (167,224); A/c 16345 (281,572); A/c 16400 (2,767,752); A/c 16612 (84,414); A/c 16901 (23,986); A/c 18409 (336,138); A/c 19514 (22,904); A/c 27803 (9,653); A/c 28166 (964,594); A/c 29514 (349,624); A/c 38245 (44,071); A/c 39515 (162,492); A/c 39525 (106,760); A/c 43082 (24,300)

JPM Frankfurt

A/c 39746 (86,790)

JPMorgan Chase Bank:

(772,661); (12,679); (529,343); (568,453)

KAS Associates

A/c 3507261 (119,434)

Mellon Bank:

ABGFZ872482 (994,149); A/C TGGF0003002 (37,527);

Mellon Trust - US Custodian

(218,489)

Mellon Trust of New England:

(120,285);

Midland Bank (HSBC Bank PLC):

A/c 772823 (730,371)

Master Trust Bank

(281,681)

Mitsui Asset

(6,481)

Nordea Bank

A/c 213922 (108,649)

Northern Trust:

A/c CVS21 (350,250); A/c IPE01 (7,836); NER05 (26,574); A/c TNF01 (83,746); A/c TRG01 (70,037); UKE01 (192,598); A/c USF12 (534,117);

Northern Trust Bank - BGI SEPA:

(555,575)

R C Greig Nominees Limited:

(510,105); (187,060); GP1 (33,410); GP1 (68,680); SA1 (14,196); SA1 (55,845); AK1 (191,288); AK1 (25,565); BL1 (54,085); BL1 (5,635); CM1 (8,870); CM1 (34,200);

State Street:

A/c 2RJ2 (35,615); A/c JD12 (189,597); A/c JFBL (102,397) A/c N3B3 (10,078); A/C N3B6 (87,980); A/c N3YL (8,882); A/c N3YZ (13,082); A/c NE5W (11,227); A/c X346 (16,943)

State Street Bank & Trust - WI

(286,842)

State Street Boston:

(396,170);

State Street Trust of Canada

(207,241);

The Northern Trust Company - U

(145,546)

Trust & Custody Services Bank

(342,769)

UBS:

A/c 370607.S1 (12,974)

Zeban Nominees Limited:

(17,333)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

6 November 2006

12. Total holding following this notification

49,611,443

13. Total percentage holding of issued class following this notification

13.97%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH ANDERSON

DEPUTY SECRETARY

TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

SARAH ANDERSON

DEPUTY COMPANY SECRETARY

Date of notification

6 November 2006

END
HOLZGMGMFVRGVZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's *Regulatory* News Service.

William Hill PLC - Directorate Change

RNS Number:6278L
William Hill PLC
06 November 2006

William Hill PLC

Board Change

William Hill PLC (William Hill or the Company) announces that Tom Singer, an executive director of William Hill and its Chief Operating Officer, has stepped down from the Board and will leave the Company with immediate effect. This follows a review of the Company's key executive roles, and will involve David Harding assimilating Tom's duties within his own duties as Chief Executive Officer going forward.

Charles Scott, Chairman of William Hill, said:

'On behalf of the Board I would like to thank Tom for the contribution he has made to William Hill since IPO, both as Finance Director and, more recently, as Chief Operating Officer. We wish Tom every success in the future.'

Tom Singer, said:

'After six stimulating years at William Hill and having recently seen the Company report record interim profits I look forward to a fresh professional challenge.'

Enquiries:

David Harding, Chief Executive Tel: 020 8918 3910

James Bradley, Brunswick Tel: 020 7404 5959

END
BOAILFFRLLLRIIR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 November 2006 13:23
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6796L
William Hill PLC
07 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

7th November 2006

12. Total holding following this notification

10,984,548

13. Total percentage holding of issued class following this notification

3.09%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3769

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

7th November 2006

business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
HOLZGMGMFNGGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 November 2006 14:25
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:7596L
William Hill PLC
08 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

8 November 2006

12. Total holding following this notification

No longer has a notifiable interest

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

8 November 2006

END
HOLGGMGMDRNGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 November 2006 16:31
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement reTreasury Shares

RNS Number:7771L
William Hill PLC
08 November 2006

8 November 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 8 November 2006, 166,199 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of awards under the Company's Executive Director Incentive Plan and the vesting of shares under the Deferred Bonus Plan. These transfers were made for nil consideration pursuant to the terms of each plan.

Following the above transfer of shares out of treasury, the Company has a total of 355,363,020 ordinary shares in issue (excluding treasury shares). In addition 8,760,233 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
STRFSWFMASMSEEF

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 09 November 2006 14:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:8333L
William Hill PLC
09 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
775,800	FPM	NORTHERN TRUST LONDON
334,400	FPM	MELLON BANK
140,500	FPM	BANK OF NEW YORK BRUSSELS
147,600	FPM	JP MORGAN BOURNEMOUTH
3,091,982	FMRCO	BROWN BROTHERS HARRIMAN AND CO
437,000	FMRCO	JPMORGAN CHASE BANK
10,839,947	FISL	JP MORGAN BOURNEMOUTH
1,976,310	FIL	JP MORGAN BOURNEMOUTH
0	FIL	BANK OF NEW YORK BRUSSELS
1,908	FIL	BROWN BROS HARRIMN LTD LUX
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,266,000	FII	JP MORGAN, BOURNEMOUTH
673,300	FII	BANK OF NEW YORK EUROPE LDN
19,810,047		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

(2,854,900)

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

9 November 2006

12. Total holding following this notification

19,810,047

13. Total percentage holding of issued class following this notification

5.58%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

9 November 2006

....

END
HOLGGMGMDLKGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 November 2006 16:24
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:9273L
William Hill PLC
10 November 2006

10 November 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 10 November 2006,10,692 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

10,327 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 355,384,039 ordinary shares in issue, in addition 8,739,214 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRILFFRLLLILIR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 November 2006 07:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0057M
William Hill PLC
14 November 2006

14th November 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 13th November 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 648.29 pence per share. The highest price and lowest price paid for these shares were 650.00 pence and 646.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 646.00 and 650.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 355,234,039 ordinary shares (excluding treasury shares) in issue and will hold 8,739,214 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRNNRAAAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:0788M
William Hill PLC
15 November 2006

15th November 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14th November 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 649.997 pence per share. The highest price and lowest price paid for these shares were 650.00 pence and 649.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 649.50 and 650.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 355,084,039 ordinary shares (excluding treasury shares) in issue and will hold 8,739,214 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUSVNRNARAAAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 November 2006 10:22
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:1844M
William Hill PLC
16 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

MFS Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them - Not Stated.

MFS Investment Management (MFS)

MFS Institutional Advisors, Inc. (MFSI)

MFS International Ltd. (MIL)

MFS International (U.K.) Limited (MIL U.K.)

MFS International Management K.K. (MIM K.K.)

MFS Investment Management (Lux) S.A. (MIM Lux)

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

NOT STATED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT STATED

11. Date company informed

16 November 2006

12. Total holding following this notification

45,927,781

13. Total percentage holding of issued class following this notification

12.92%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH ANDERSON

DEPUTY COMPANY SECRETARY

TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

SARAH ANDERSON

DEPUTY COMPANY SECRETARY

Date of notification

16 November 2006

END
HOLMGMMMGVLGVZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:2351M
William Hill PLC
17 November 2006

17th November 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 16th November 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 641.963 pence per share. The highest price and lowest price paid for these shares were 644.00 pence and 639.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 639.00 and 644.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 354,934,039 ordinary shares (excluding treasury shares) in issue and will hold 8,739,214 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:
Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUNVNRNORAAAA

This information is provided by RNS
The company news service from the London Stock Exchange

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 November 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3142M
William Hill PLC
20 November 2006

20th November 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 17th November 2006 it purchased 308,000 of its ordinary shares of 10 pence each at an average price of 648.45 pence per share. The highest price and lowest price paid for these shares were 650.00 pence and 641.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 308,000 ordinary shares at prices between 641.50 and 650.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 354,626,039 ordinary shares (excluding treasury shares) in issue and will hold 8,739,214 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUBRBRNVRAAAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 November 2006 07:24
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3887M
William Hill PLC
21 November 2006

21st November 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 20th November 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 649.10 pence per share. The highest price and lowest price paid for these shares were 650.00 pence and 646.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 646.50 and 650.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 354,476,039 ordinary shares (excluding treasury shares) in issue and will hold 8,739,214 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSURRBRNKRAUAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 November 2006 11:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4241M
William Hill PLC
21 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.

82 Devonshire Street

Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)

P.O. Box HM 670

Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d

82 Devonshire Street

Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
775,800	FPM	NORTHERN TRUST LONDON
334,400	FPM	MELLON BANK
140,500	FPM	BANK OF NEW YORK BRUSSELS
147,600	FPM	JP MORGAN BOURNEMOUTH
2,353,482	FMRCO	BROWN BROTHERS HARRIMAN AND CO
10,839,947	FISL	JP MORGAN BOURNEMOUTH
1,178,104	FIL	JP MORGAN BOURNEMOUTH
0	FIL	BANK OF NEW YORK BRUSSELS
1,908	FIL	BROWN BROS HARRIMN LTD LUX
71,000	FIJ	MASTER TRUST BANK OF JAPAN
1,266,000	FII	JP MORGAN, BOURNEMOUTH
610,100	FII	BANK OF NEW YORK EUROPE LDN
17,718,841		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

(2,091,206)

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

21 November 2006

12. Total holding following this notification

17,718,841

13. Total percentage holding of issued class following this notification

4.99%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

21 November 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

+

END
HOLGGMZMMMVGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 November 2006 07:36
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6357M
William Hill PLC
24 November 2006

24th November 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 23rd November 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 629.92 pence per share. The highest price and lowest price paid for these shares were 636.00 pence and 625.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 625.50 and 636.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 354,326,039 ordinary shares (excluding treasury shares) in issue and will hold 8,739,214 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRNKRAUAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 November 2006 16:32
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:7074M
William Hill PLC
24 November 2006

24 November 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 24 November 2006, 1609 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 354,327,648 ordinary shares in issue, in addition 8,737,605 ordinary shares are held in treasury.

Enquiries:

Helen Grantham   Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRILFFRLRLSFIR

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:7838M
William Hill PLC
28 November 2006

28th November 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 27th November 2006 it purchased 155,000 of its ordinary shares of 10 pence each at an average price of 628.56 pence per share. The highest price and lowest price paid for these shares were 632.50 pence and 622.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 155,000 ordinary shares at prices between 622.00 and 632.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 354,172,648 ordinary shares (excluding treasury shares) in issue and will hold 8,737,605 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time,

subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUBVNRNVRAUAA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

CryptoLogic Inc. - William Hill contract renewal

RNS Number:8367M
CryptoLogic Inc.
28 November 2006

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic and William Hill in contract renewal negotiations, launch new non-download games

November 28, 2006 (London, UK) - CryptoLogic Inc., a leading software developer to the global Internet gaming industry, today announced that its wholly-owned subsidiary, WagerLogic Limited, is in the process of negotiating a renewal contract with European betting and gaming giant, William Hill. The companies have entered into a non-binding term sheet which reflects the agreement in principle and builds on the companies' mutually beneficial seven-year relationship. Additionally, William Hill launched an innovative suite of 24 new CryptoLogic-developed non-download games on its online casino site, www.williamhillcasino.com.

Based on the provisions of the term sheet, the companies expect to finalize and sign a three-year long form contract. The current contract was to expire in November but has been extended to allow for the completion of negotiations in early December.

'We have an excellent relationship with William Hill and look forward to even more success both through a new contract later this year and the new business opportunities that this exciting suite of non-downloadable games represent,' said Lewis Rose, CryptoLogic's President and CEO.

WagerLogic has supplied William Hill with the new non-download games under its

status, established earlier this year, as preferred supplier for such games to William Hill's primary UK pound sterling and US dollar properties.

'CryptoLogic's continuous flow of innovative games is one of the major reasons we have worked together for over seven years,' said Peter Nolan, William Hill's Group Director, Remote Channels. 'Non-download games are great tools to attract new players, keep casual players involved, and to cross-sell downloadable casino games, which offer an even richer entertainment experience.'

Altogether, CryptoLogic now offers over 60 exciting non-download games, which complement the company's suite of over 200 market-leading downloadable games, and has introduced almost 100 new games since 2004. The new non-download suite includes some of the Internet's most popular slot titles.

According to Justin Thouin, Vice President, Casino Software Development, 'We already offer the best, most innovative suite of downloadable online casino games. By converting 24 of our most popular titles into non-download format, we have staked out a leadership position in that category, too.'

Now at William Hill, gamers can instantly play slot favourites like Bejeweled, the wildly popular gem-matching game, with one click of the mouse-no waiting. The non-download version of Millionaires' ClubTM gives players a shot at its record-setting online jackpot, currently exceeding 4.7 million US dollars, pound sterling or euro. And for the first time, players can enjoy instant play versions of exclusive high-impact action slots featuring Marvel Super Heroes like Blade, Silver Surfer, Daredevil, The Hulk, Punisher, Thor and the X-Men.

'These new games take advantage of proven winners from our deep download game roster to deliver a unique new Internet entertainment experience for the instant game player,' added A.J. Slivinski, WagerLogic's Managing Director.

About CryptoLogic(R) (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic's leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company's gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(R), visit www.wagerlogic.com.

CryptoLogic's common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

£££

For more information, please contact:

CryptoLogic, (416) 545-1455

Rick Wadsworth, Director of Communications

Argyle Rowland Communications,
(416) 968-7311
(North American media)

Karen Passmore, ext. 228/
kpassmore@argylerowland.com

Dan Tisch, ext 223/
dtisch@argylerowland.com

Corfin Communications
UK media only)

Ben Hunt, +44 207 929 8985

Neil Thapar, +44 207 929 8999

Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This information is provided by RNS
The company news service from the London Stock Exchange

END
CNTXVLFLQFBXFBV

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 November 2006 11:54
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:9929M
William Hill PLC
30 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.

82 Devonshire Street

Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)

P.O. Box HM 670

Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d

82 Devonshire Street

Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
116,000	N/A	N/A
775,800	FPM	NORTHERN TRUST LONDON
334,400	FPM	MELLON BANK
140,500	FPM	BANK OF NEW YORK BRUSSELS
147,600	FPM	JP MORGAN BOURNEMOUTH
2,353,482	FMRCO	BROWN BROTHERS HARRIMAN AND CO
10,717,513	FISL	JP MORGAN BOURNEMOUTH
1,178,104	FIL	JP MORGAN BOURNEMOUTH
0	FIL	BANK OF NEW YORK BRUSSELS
0	FIL	BROWN BROS HARRIMN LTD LUX
71,000	FIJ	MASTER TRUST BANK OF JAPAN
1,266,000	FII	JP MORGAN, BOURNEMOUTH
610,100	FII	BANK OF NEW YORK EUROPE LDN
17,710,499		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

(8,342)

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

30 November 2006

12. Total holding following this notification

17,710,499

13. Total percentage holding of issued class following this notification

5.00%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

30 November 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

+

END
HOLDGMFMMGRGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 November 2006 17:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:0333N
William Hill PLC
30 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

MFS Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them - Not Stated.

MFS Investment Management (MFS)
MFS Institutional Advisors, Inc. (MFSI)
MFS International Ltd. (MIL)
MFS International (U.K.) Limited (MIL U.K.)
MFS International Management K.K. (MIM K.K.)
MFS Investment Management (Lux) S.A. (MIM Lux)

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

NOT STATED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

   ORDINARY 10p SHARES

10. Date of transaction

    NOT STATED

11. Date company informed

    30 November 2006

12. Total holding following this notification

    46,966,799

13. Total percentage holding of issued class following this notification

    13.26%

14. Any additional information

    NONE

15. Name of contact and telephone number for queries

    SARAH ANDERSON
    DEPUTY COMPANY SECRETARY
    TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

    SARAH ANDERSON
    DEPUTY COMPANY SECRETARY

Date of notification

30 November 2006

END